SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AURELIO RESOURCE CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

051545 10 1

(CUSIP Number)

TMF FundAdministrators B.V.

Westblaak 89, P.O. Box 25121

Rotterdam, The Netherlands 3001HC

           0031 1027113 70

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), or §§ 240.13d-1(g), , check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 051545 10 1

1	Names of Reporting Persons. DFG Master Hedge Fund Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
□

6	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
1,137,500

	8	Shared Voting Power
3,333,334

	9	Sole Dispositive Power
1,137,500

	10	Shared Dispositive Power
3,333,334

11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,137,501 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
□

13	Percent of Class Represented by Amount in Row (11)
15.56% (2)

14	Type of Reporting Person (See Instructions)
CO

(1) Includes 1,666,667 shares issuable upon the exercise of warrants granted to Telifonda Holdings Co. Limited. ("Telifonda")

(2) Shares of Aurelio Resource Corporation outstanding deemed to be 39,447,156 (including shares issued to Telifonda in connection with reporting transaction and shares issuable upon the exercise of warrants granted to Telifonda)

CUSIP No. 051545 10 1

1	Names of Reporting Persons. Telifonda Holdings Co. Limited

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
□

6	Citizenship or Place of Organization
Cyprus

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
3,333,334

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,333,334

11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,137,501 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
□

13	Percent of Class Represented by Amount in Row (11)
15.56% (2)

14	Type of Reporting Person (See Instructions)
CO

(1) Includes 1,666,667 shares issuable upon the exercise of warrants granted to Telifonda

(2) Shares of Aurelio Resource Corporation outstanding deemed to be 39,447,156 (including shares issued to Telifonda in connection with reporting transaction and shares issuable upon the exercise of warrants granted to Telifonda)

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) related to the Common Stock, $0.001 par value per share (the "Shares"), of Aurelio Resource Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5555 S. Prince St., Suite 200, Littleton, CO 80120.

Item 2. Identity & Background

This Statement is filed on behalf of DFG Master Hedge Fund Ltd., an exempted company incorporated with limited liability in the Cayman Islands ("DFG"), and Telifonda Holdings Co. Ltd., a corporation organized under the laws of Cyprus and direct wholly owned subsidiary of DFG (“Telifonda” and, together with DFG, the “Filing Parties”).

The principal executive offices of DFG are located at P.O. Box 309, Georgetown, Cayman Islands KY1-1104. DFG is a global hedge fund. DFG has appointed Diversica Financial Group B.V. ("Diversica") as its investment manager, with full discretion, subject to the control or and review by the Directors of DFG, to invest the assets of DFG in pursuit of DFG's stated investment objectives. The individuals at Diversica responsible for the management of the assets of DFG are Antony Warnaars and Bernard Boonstra. DFG is further managed by its Directors who are responsible for the overall management and control of DFG. The current directors of DFG are Henry Makansi, Luc Vuurmans and Antony Warnaars. Mr. Warnaars is the son of Dr. Frederik W. Warnaars, a founder and current member of the Board of Directors of the Issuer.

Telifonda is DFG's wholly-owned subsidiary and has been formed for the purpose of holding one or more investments of DFG, including certain Shares of the Issuer. Telifonda is managed through its sole corporate Director, Briantserve Ltd.

During the past five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of the directors and executive officers of the Filing Parties, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

1,137,500 Shares of the Issuer were purchased by DFG from time to time in the open market. The Shares held by Telifonda were purchased in a privately negotiated transaction between the Issuer and Telifonda that was consummated on February 25, 2008. The Filing Persons funded the purchase of the Shares through existing working capital.

Item 4. Purpose of Transaction

The Shares acquired in the privately negotiated transaction between the Issuer and Telifonda are intended to be the first tranche in a long-term strategic alliance between the Issuer and the Filing Persons. The Issuer has announced its intention to focus on exploring and developing its wholly-owned Hill Copper-Zinc Project in Arizona ("Project"). The Filing Persons are interested in forming a strategic alliance to assist the Issuer with funding the exploration and development of the Project and meeting the Issuer's general working capital requirements. The Issuer and the Filing Persons are currently in discussions concerning the terms of such a strategic alliance. As previously stated by the Issuer, the parties believe that an alliance of the mining expertise of the Issuer's management and the financial expertise and funding capacity of the Filing Persons may prove to be a valuable long-term strategic alliance, allowing the Issuer's management to focus on the development needs of its projects.

Prior to September 1, 2007, DFG held 62,500 Shares. From September 26, 2007 through March 3, 2008, DFG acquired an additional 1,075,000 in a number of open market transactions, which are set forth below:

Date of Purchase	Number of Shares Acquired
September 26, 2007	10,000
October 1, 2007	5,000
October 9, 2007	5,000
October 11, 2007	10,000
October 15, 2007	10,000
October 18, 2007	15,000
October 19, 2007	40,000
October 25, 2007	15,000
November 6, 2007	25,000
November 13, 2007	60,000
November 16, 2007	100,000
November 19, 2007	100,000
December 20, 2007	25,000
December 24, 2007	5,000
December 31, 2007	50,000
December 31, 2007	50,000
January 11, 2008	100,000
January 23, 2008	25,000
January 24, 2008	100,000
February 26, 2008	100,000
February26, 2008	25,000
February 27, 2008	100,000
March 3, 2008	100,000

Item 5. Interest in Securities of the Issuer

(a)         The responses of each Filing Person to Items (11) and (13) on the cover pages of this Statement are incorporated herein by reference.  By virtue of its interest in Telifonda, DFG may be deemed to beneficially own the shares held by Telifonda.  Such shares are included in the beneficial ownership total of DFG presented above.

(b)         The responses of each Filing Person to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.  By virtue of its interest in Telifonda, DFG may be deemed to beneficially own the shares held by Telifonda.  Such shares are included in the beneficial ownership total of DFG presented above.

(c)	See Items 3 and 4 above.

(d)	None.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to

Securities of the Issuer

As previously stated in Item 2, DFG has appointed Diversica Financial Group B.V. as its investment manager. Diversica was appointed investment manager pursuant to an Investment Management Agreement with DFG dated June 6, 2006 (the "Management Agreement"), a copy of which is attached as exhibits to this Statement. Under the terms of the Management Agreement, Diversica has full discretion, subject to the control or and review by the Directors of DFG, to invest the assets of DFG in pursuit of

DFG's stated investment objectives. Diversica is also responsible for the supervision of the general administrative services required by DFG in connection with its business and operation. The individuals responsible for the management of the assets of DFG are Messrs. Antony Warnaars and Bernard Boonstra.

Item 7. Material to be Filed as Exhibits

Exhibit A	Management Agreement

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DFG MASTER HEDGE FUND LTD

Dated: March 5, 2008	By:	/s/ L. Vuurmans
Name: Luc Vuurmans Title: Director

TELIFONDA HOLDINGS CO. LTD

Dated: March 5, 2008	By:	/s/ E. Nicolaou
Name: Elia Nicolaou Title: Director Briantserve Ltd.